The PRC Urban-rural design and Development Independent Market Research

Highly Confidential
August 2019

Agenda

Scope

■ **The project scope is defined as follows:**

Research period	• **Historical year: 2014-2017** • **Base year: 2018** • **Forecast year: 2019E-2023E**
Geographic scope	• **The PRC**
Industry scope	**Urban-rural design and development market in the PRC**

Limitations

Source of Information

- Interviews with industry experts and competitors will be conducted on a best-effort basis to collect information in aiding in-depth analysis for this report.
- Frost & Sullivan will not be responsible for any information gaps in the circumstances that Interviewees refused to disclose confidential data or figures.

- The point of this study is set in 2019. It took 2018 as the base year and 2019 to 2023 as the forecast period. However, in the case where data has not yet been updated or published on public sources at the point of this study, Frost & Sullivan would use the latest data available or make preliminary projections based on historical trends.

Official Statistical sources

Market indicators for modeling



Industry Expert Interview



- Under circumstances where information was not available, Frost & Sullivan would use in-house modeling and simulation to arrive at an estimate.

- Sources of information are stated at the bottom on each page for reference.

Agenda

Overview of Macroeconomic Environment in the PRC

Population and Urbanization Rate

Population and Urbanization Rate (the PRC), 2014-2023E

	2014-2018	2019E-2023E
Population	0.5%	0.2%



Billion
%
1.6
1.2
0.8
0.4
0.0
100
75
50
25
0
1.4 1.4 1.4 1.4 1.4 1.4 1.4 1.4 1.4 1.4
54.3 55.5 56.7 58.0 59.8 61.2 62.6 64.1 65.7 66.5
2014 2015 2016 2017 2018 2019E 2020E 2021E 2022E 2023E
Population
Urbanization Rate

- According to the International Monetary Fund (the "IMF"), the population of the PRC has shown an overall growth from 1.37 billion in 2014 to 1.40 billion in 2018, representing a compound annual growth rate (CAGR) of approximately 0.5%. It is expected that population of the PRC will continue to grow at a CAGR of approximately 0.2% from 2019 to 2023, reaching 1.41 billion by the end of 2023. The rising population and remarkable economic development have contributed to the acceleration in the urbanization process during the past five years. According to the National Bureau of Statistics of China (the "NBS"), from 2014 to 2018, the urbanization rate, which measures the percentage of urban population, increased from 54.3% to 59.8% in the PRC. In 2019, the National Development and Reform Commission released the "Key Tasks of New Type Urbanization", which is the official plan for the urbanization development in the PRC, to support the on-going urbanization process. Therefore, together with the influx of rural residents into urban areas and the rising level of living standards, it is forecasted that the urbanization rate will reach 66.5% in 2023.

Source: IMF, National Bureau of Statistics of China, Frost & Sullivan

Overview of Macroeconomic Environment in the PRC

Number of Administrative Areas at County-Level



直辖市 / 特别行政区
Municipality / SAR
直辖市非市辖区区域
Municipality non-district regions
直筒子市 / 不代管县级市的地级市
Direct piped PLC / Consolidated district governed PLC
地级市市辖区区域
PLC district regions
地级市非市辖区区域
PLC non-district regions
普通地级市
Regular PLC
地级市代管县级市
CLC under PLC
非地级市代管县级市
CLC not under PLC
根据中华人民共和国民政部资料，台湾省行政区划资料暂缺，关于台湾请参阅台湾行政区划。
For Taiwan, see *Administrative divisions of the Republic of China* instead.

- County-level divisions in the PRC contain regions, cities, and counties and autonomous counties. Counties and autonomous counties are the most common county-level divisions where autonomous counties refer to counties with designated ethnic minorities. Cities at county level cover both urban and rural areas, and regions are the subdivisions of urban areas with built-up buildings and structures. According to the NBS, by the end of 2018, there were 1,335 counties, 117 autonomous counties and 375 cities, and 2,851 regions at county-level. As stated in the 13th Five-Year Plan for Economic and Social Development of the PRC (2016-2020), the PRC government plans to accelerate the development of counties and small towns with the aim of turning them into cities. The development of counties and small towns is forecasted to continue being an important part of the new urbanization process in the next five years. As a result of the urbanization process, during the past five years, the annual national expenditures of county maintenance and construction fund remained higher than US$40.0 billion, and was recorded at US$42.2 billion by the end of 2017.

Source: Frost & Sullivan

Overview of Macroeconomic Environment in the PRC

Number of Administrative Areas at County-Level

Number of Administrative Areas at County Level and National Expenditure of County Maintenance and Construction Fund (the PRC), 2014-2018



Number
Billion US$
6,000
4,000
2,000
0
45
30
15
0
43.2
40.4
41.6
42.2
4,757
4,725
4,694
4,686
4,678
1,425
1,397
1,366
1,355
1,335
117
361
361
360
363
375
2,854
2,850
2,851
2,851
2,851
2014
2015
2016
2017
2018
National expenditure
Number of autonomous counties
Number of regions at county level
Number of counties
Number of cities at county level

- The National Development and Reform Commission issued a series of Development Plans for the City Clusters during the past five years to boost regional development. These plans aims to combine the neighboring areas into urban agglomerations and city clusters to stimulate economic growth of areas around major cities. For example, according to Frost & Sullivan Report, there are on average 26 counties within two hours' drive from city centers of first-tier cities (i.e. Beijing, Shanghai, Guangzhou and Shenzhen). As a result, these counties are more likely to gain resources from nearby major cities and achieve accelerating economic growth in the future.

Note: 1) Latest available figure of national expenditure recorded in 2017; 2) National expenditure is converted from RMB to USD at an exchange rate of 6.9:1.

Source: Frost & Sullivan

Agenda

Overview of Urban-rural Design and Development Market in the PRC

Definition and Categorizationc (1/2)


图例
新建
改建
原建
拆除
道路改造
景观绿地
种植菜园
水域整治
原有厂房



- Urban-rural design and development generally describes the physical arrangement, appearance and function that define the image of a neighborhood, area, town or the city as a whole. Different from architecture design which focuses on the buildings, urban and rural design pays more attention on the form, relationships, character, image and brand of a certain area. It is a dynamic process and an outcome consistent with the changes in culture, lifestyle and residents, and it contributes to the social and economic development of the areas.
- Urban-rural design and development is an inter-disciplinary subject involving planning, design, marketing, architecture, engineering, construction, operation, economics, finance, law and etc.

Overview of Urban-rural Design and Development Market in the PRC

Definition and Categorizationc (2/2)

By Areas

- Garden, resort and park
- School, community and market
- Village, town and county
- City and region

By Features

- General design
- Neighborhoods and residential design
- Mixed-use villages and commercial areas
- Office and business park development
- Public spaces and civic architecture
- Public art and cultural amenities

- Based on the designated design areas, urban and rural design and development services can be classified into i) garden, resort and park, ii) school, community and market, iii) village, town and county, and iv) city and region level. It can also be divided into six groups based on the features or functionalities of the respective area, namely i) general design, ii) neighborhoods and residential design, iii) mixed-use villages and commercial areas, iv) office and business park development, v) public spaces and civic architecture, and vi) public art and cultural amenities.

Overview of Urban-rural Design and Development Market in the PRC

Historical Development

1950s
In 1950s, urban-rural design in the PRC is more focused on creating affordable housing, supporting industrial development, attracting blue-collar workers, and etc.

1970s
From 1978, urban-rural design starts to incorporate western planning and design ideas with traditional Chinese planning and design principles and pay attention to the effects of planning and design on the social and economic developments. It pays more attention to features and functionalities of the regions.

1990s
Urban-rural design aimed to encourage strategic economic and social development of the regions and stimulate urbanization process. Meanwhile, urban-rural design was gaining popularity in sectors including tourism planning, image of the city, historical and cultural planning, and etc.

2010s
Rapid urbanization and disorderly expansion brought a series of problems such as homogenization, pollution, traffic congestion, ineffective infrastructure and etc. Therefore, the PRC government continuously encourages urban renewal and supports the development of new cities, including smart cities, green cities, sponge cities, and etc., driving the new growth of urban-rural design.

Time

Overview of Urban-rural Design and Development Market in the PRC

Value Chain Analysis



Value chain of urban-rural design and development market
Upstream
Midstream
Downstream
Third-party consulting service providers
Urban-rural design
Strategic planning
Project management
Branding and marketing
Design
Construction companies
Project and construction manager
Project owners (e.g. developers and government departments)

- The urban-rural design and development market in the PRC consists of upstream third-party consulting service providers, midstream urban-rural design service providers and construction contractors, as well as downstream project owners. In general, developers and government departments as the major project owners of private and public sectors respectively, will initiate developing and construction projects and invite tenders from the urban-rural designers and construction contractors.
- Urban-rural design service providers may turn to third-party consultancies for professional and specific advices for site investigation and feasibility study. Then urban-rural designers and consultants will conduct planning and design prior to the execution phase of the project and will collaborate with the contractors during the execution phase for construction supervision. Sometimes, urban-rural design and development market participants will continuously work with project owners for the operation and maintenance works after completion.
- Urban-rural design service providers generally enter into contractual agreements with developers and owners through tendering process. Tenderers are required to submit proposals and bid for the design, development and project management works in accordance with the conditions and requirements set by the project developers and owners. Tender documents consist of tenderer's track record and project reference, feasibility studies, tender drawings and others. Costs are incurred by urban-rural design service providers throughout the tender process when preparing tender documents, reviewing requests, negotiating with clients and etc.

Source: Frost & Sullivan

Overview of Urban-rural Design and Development Market in the PRC

Urban-Rural Design Process



Urban-rural design process
Feasibility study
Strategic planning
Physical and spatial elements
Master planning
Facility design and area development
Construction management
Operation

- The process of urban-rural design starts with an in-depth analysis the conditions of the design area, including the land use, the relationship between people and the environment, and other distinctive features. The analysis establishes the foundation of the design based on the social, economic and aesthetic conditions of the area. Once the analysis has been undertaken, a physical and spatial design plan will be created to cover a detailed layout and planning of the design area, including the functionality and aesthetic designs.
- Urban-rural design service providers may also engage in the construction management consulting and other related services during the construction phase of the design project. They coordinate with construction contractors and advise on design, engineering, material selections, etc. Some urban-rural design service providers may also assist in the funding and financing of the projects as well. After construction completes, some providers may also offer operational and maintenance related services.

Source: Frost & Sullivan

Overview of Urban-rural Design and Development Market in the PRC

Market Size Analysis

Market Size of Urban-Rural Design and Development Market by Revenue (the PRC), 2014-2023E

	2014-2018	2019E-2023E
CAGR	15.9%	12.5%



Billion US$
24
22
20
18
16
14
12
10
8
6
4
2
0
6.9
7.2
8.4
10.5
12.5
14.0
16.0
18.2
20.2
22.5
2014
2015
2016
2017
2018
2019E
2020E
2021E
2022E
2023E

- According to Frost & Sullivan Report, the market size of urban-rural design and development experienced a rapid growth from US$6.9 billion in 2014 to US$12.5 billion in 2018, representing a CAGR of approximately 15.9% during the past five years. It is expected that with the development of urbanization and a series of supportive government policies stimulating the economies of counties and small towns, the size of the urban-rural design and development market in the PRC will continue to grow at a CAGR of approximately 12.5% from 2019 to 2023, reaching US$22.5 billion by the end of 2023.

Note: 1) The calculation of market size includes revenue generated by enterprises participating in the design consulting and project management activities associated with urban-rural development and construction in the PRC; 2) Revenue is converted to USD at a rate of 6.9.

Source: Frost & Sullivan Report

Overview of Urban-rural Design and Development Market in the PRC

Market Drivers and Trends (1/2)

County and Small Town Economies



- By the end of 2018, there were 1,452 counties in the PRC and most of them possess unique resources, geographical advantages and cultural heritage. These unique resources form the vitality and characteristic of their local areas and provide the foundation of urban-rural design in these areas. However, the imbalances of economic development between urban and rural areas have raised an increasing awareness of the PRC government. According to NBS, in 2018, per capita disposable income of rural residents was RMB14,617, which was approximately 37.2% of the per capita disposable income of urban residents. Therefore, it is critical for counties and small towns to identify their unique characteristics to attract investments, industries and tourists to stimulate the growth of their economy. In 2016, as stated in the 13th Five Year Plan, the PRC government announced that the cultivation and development of county and small town economies would be promoted and supported. As such, counties and small towns are encouraged to leverage their unique traditional culture and specialty productsto develop local economies focusing on leisure tourism, commerce, and folk culture. It is forecasted that the development of counties and small towns will contribute to the expansion of urban-rural design and development market in the PRC in the next five years.

Improvement-Oriented Urbanization

- Stimulated by the economic growth and rising migration from rural areas to urban areas in recent years, urbanization rate in the PRC has experienced a remarkable rise to 59.8% by the end of 2018. The increasing urban population and improving living standards have created a sustained growth in demand for residential and commercial properties, tourism and leisure facilities, and upgrading of urban areas and landscape, all of which create business opportunities for urban-rural design and development services. The PRC government has shifted the focus of urbanization from an expansion-oriented urbanization to an improvement-oriented urbanization. The PRC government will also work on the improvement of the distribution and layout of urban areas and support the coordinated development of cities, and small towns. Therefore, the urban-rural design and development market is expected to benefit from the development-oriented urbanization process to achieve a steady growth in the near future.


VECTOR

Overview of Urban-rural Design and Development Market in the PRC

Market Drivers and Trends (2/2)

Expansion of Domestic Tourism Market



- During the past five years, the number of domestic tourists in the PRC increased from 3.6 billion in 2014 to 5.5 billion in 2018, representing a CAGR of approximately 11.4%. In line with the expanding number of domestic tourists, domestic tourists spending rose at a CAGR of approximately 14.0% from US$439.3 billion in 2014 to US$743.2 billion by the end of 2018. The domestic tourism market is growing at a fast pace, which drives the demand for theme parks, resorts, tourism-oriented local towns and villages, etc. The expansion of domestic tourism market are expected to support the further growth of urban-rural design and development market in the PRC.

Supportive Government Policies

- In 2019, the National Development and Reform Commission and the Ministry of Housing and Rural-Urban Development of the PRC released the Guidance on Promoting the Development of Comprehensive Engineering Consulting Services. The Guidance highlights the importance of the engineering consulting service in building and infrastructure development and supports its future growth, which is expected to benefit the urban-rural design and development market. From 2014 to 2018, the PRC government released a series of regulations and policies stimulating the development of counties and small towns. For example, in 2014, the State Council of the PRC officially issued the National Plan on New Urbanization (2014-2020) to guide the urbanization from 2014 to 2020. The plan stresses improving the spatial layout, accelerating the development of small and medium-sized cities and small towns. In addition, the publishing of the 13th Five-Year Plan in 2016 and the Key Tasks of New Type of Urbanization in 2019 also set forth focus on the development of specialties of different regions. In 2017 and 2018, the National Development and Reform Commission of the PRC issued policies including the Opinions on the Development and Construction of Local Towns to guide and regulate the development of counties and towns. According to the NBS, in line with the supportive government policies, investments made by the PRC government on urban service facilities recorded RMB575.6 billion in 2017. In particular, investments made by the PRC government on county-level service facilities reached RMB114.2 billion in 2017. The number of government projects developing local towns was more than 2,000 by the end of 2018

Overview of Urban-rural Design and Development Market in the PRC

Market Challenges and Constraints (1/2)

Lack of experienced and skilled talents

The urban-rural design and development industry is a labor-intensive industry and it requires experienced and skilled personnel. Further, given urban-rural design and development is an inter-disciplinary subject, it is even harder for market participants to recruit and retain talents with necessary experience and skills. Meanwhile, the majority of market participants are only capable of providing functional and aesthetic designs without high-level strategic or conceptual master planning. This poses a challenge to the continuous and further development of the urban-rural design and development market in the PRC.



Cyclical industry nature

The urban-rural design and development market is related to the construction industry which is particularly cyclical and is strongly influenced by government policies. In addition, the urban-rural design and development market is sensitive to the business cycle, macroeconomic environment, government investments and property development in the market. This may become a challenge to the urban-rural design and development market participants during recessions


Policies

Overview of Urban-rural Design and Development Market in the PRC

Market Challenges and Constraints (2/2)

Regional Imbalances

The development of urban-rural design and development market in the PRC is relatively scattered and imbalanced among different regions. This is mainly due to the imbalance of economic development between the eastern and western areas of the PRC. For example, the western areas, especially those poorer regions, are lack of necessary resources including financial and labor resources to initiate development projects. This creates a market constraint to the overall growth of the urban-rural design and development market in the PRC.



Lack of experience in intellectual property commercialization

Commercialization of intellectual property (IP) offers opportunities to use IP in urban-rural design and development market. However, with limited experience and knowledge in IP commercialization, few urban-rural design and development service providers in the PRC are able to take advantages or seize opportunities provided by IP commercialization.


protection
copyright
legal
license
law
trademark
patent
intellectual
property
idea
technology
inspiration
ownership

Overview of Urban-rural Design and Development Market in the PRC

Policies and Regulations Related to Distinctive Towns

Policies/Regulations	Year of Issuance	Issuing Authority	Key Messages
Several Opinions on Standardizing and Promoting the Development of Distinctive Towns and Villages《关于规范推进特色小镇和特色小城镇建设的若干意见》	2017	The National Development and Reform Commission, the Ministry of Land and Resources, the Ministry of Environmental Protection and the Ministry of Housing and Urban-Rural Development	The Notice provides guidance for the future development of distinctive towns and villages in the PRC and encourages the establishment of regulatory system. It stresses the importance of unique characteristics of the distinctive towns and villages.
Outline of the 13th Five Year Plan for Cultural Industry《"十三五"时期文化产业发展规划》	2017	The Ministry of Culture	The Outline highlights the construction of distinctive towns with unique cultural, regional, historical characteristics by the end of 2020 and supports the utilization of culture and tourism.
Notice on Establishing a Quality Development Mechanism for Distinctive Towns and Villages《关于建立特色小镇和特色小城镇高质量发展机制的通知》	2018	The National Development and Reform Commission	The Notice specifies the requirements of developing distinctive towns and villages, including well-regulated development, enhanced regulatory system, sustained industrial development, and etc.

Agenda

Competitive Landscape of Urban-rural Design and Development Market in the PRC

Competitive Landscape

According to Frost & Sullivan Report, by the end of 2018, there were over 20,000 enterprises participating in the urban-rural design and development market in the PRC. The urban-rural design and development market in the PRC is considered both fragmented and highly competitive without a dominant market leader. It is expected that market participants with in-depth understanding, well-established business relationship, and access to industry professionals will expand market share and become leading market participants in the urban-rural design and development market in the PRC.As of July 2018, the Company realized a total revenue of approximately US$26.5 million and an estimated share of approximately 0.21% of the urban-rural design and development market in the PRC, which is higher than the industry average of 0.005%.





Competitive Landscape of Urban-rural Design and Development Market in the PRC

Major Competitors

Company Name	Year of Establishment	Headquarter	Description
AECOM Limited (NYSE: ACM)	1990	United States	AECOM provides a full range of services in the PRC including new town planning and design, urban and industrial regeneration, infrastructures development, commercial and residential real estate development, project management and consulting, and etc. Its major projects in the PRC include Jinji Lake Waterfront, Beijing Logistics Park, Jiuzhaigou Zhongcha International Resort, Sanya West Island and etc.
Tus-Design Group Co., Ltd (SZSE: 300500)	1953	Suzhou, the PRC	Tues-Design provides consulting and design services to its clients with a focus on urban planning, architecture design, structure design, landscaping and etc. Its past projects consist of Huai'an Yanzhuang Wuwei Cultural Park, Jiangsu Wusongjiang Industrial Park and others.
CCDI Group	1994	Shanghai, the PRC	CCDI is a global architecture and engineering consulting company specializing in integrated services for urban construction and development. Its past projects include Shanghai Rockbund reconstruction project, Shanghai International Tourism Resorts, Chengdu Mountain Villa Residence and others.

Agenda

Appendix – Frost & Sullivan's Methodology

- Frost & Sullivan is an independent global consulting firm, which was founded in 1961 in New York. It offers industry research and market strategies and provides growth consulting and corporate training. Its industry coverage in the PRC includes automotive and transportation, chemicals, materials and food, commercial aviation, consumer products, energy and power systems, environment and building technologies, healthcare, industrial automation and electronics, industrial and machinery, and technology, media and telecom.
- This study has been undertaken through extensive primary and secondary research including interviews with industry experts and market participants, and analysis of official public sources of data, figures, information and reports as well as Frost & Sullivan's independent database and research reports.
- Projected market sizes in this report are estimated through in-depth analysis of the historical macro-economic factors such as the country's economic growth and per capita disposable income, market drivers, future trends and market concentration.
- Bottom-up and top-down methods are applied to cross check and fine tune the obtained figures to arrive at the closest estimate.
- Frost & Sullivan's report was compiled based on the below assumptions:
  1. Growth of the PRC's economy is assumed to maintain a steady growth over the forecast period;
  2. The social, economic, and political environment in the PRC market is assumed to be stable during the forecast period;
  3. Additional market drivers.

Appendix – Abbreviations and Terms

Abbreviations and Terms

- **CAGR:** compound annual growth rate, the annual growth rate of an investment over a specified period of time longer than one year.
- **GDP:** Gross Domestic Product
- **IMF:** International Monetary Fund
- **the PRC:** the People's Republic of China
- **US$:** United States Dollars, the lawful currency in United States

Source: Frost & Sullivan



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